Exhibit 99.1

Andrew Stranberg Announces Intention to Commence Cash Tender Offer for Shares of Common Stock of Swisher Hygiene Inc.

- Urges Stockholders of Swisher to Reject Dissolution Plan -

BOSTON - May 20, 2016 - Andrew Stranberg, CEO and Chairman of STRÄN & COMPANY, INC., announced today his intention to commence a cash tender offer to the shareholders of Swisher Hygiene Inc. (“Swisher”) (OTCQB: SWSH) to purchase up to 100% of the shares of Swisher Common Stock at a purchase price of $0.98 per share.

The offer price of $0.98 per share represents a premium of approximately 5.4% over the $0.93 closing share price of Swisher’s Common Stock on May 20, 2016, the last trading day prior to today's announcement. The offer price also represents a 11.4% premium over Swisher’s expected 2019 distribution of $0.88, calculated using publicly filed information by Swisher in its most recent Form 10-Q and Proxy Statement.

On April 14, 2016, Swisher announced that its Board of Directors approved the filing on Friday, May 27, 2016 of a Certificate of Dissolution and that under Delaware law, the dissolved corporation would be continued for at least three (3) years to enable the directors to wind up Swisher’s affairs, including the discharge of its liabilities, and to distribute to the stockholders the remaining assets, if any. The announcement indicated that the Board of Directors could not assure holders if or when any such distribution would be made, or the amount of any such distribution, if one is made. The announcement further indicated that after the filing on May 27, 2016, Swisher stockholders will not be able to make any further transactions in the shares of Swisher Common Stock on any recognized exchange.

Mr. Stranberg strongly believes that the tender offer would offer stockholders a better opportunity to achieve immediate liquidity and enhanced stockholder value than the Board’s current plans. Accordingly, Mr. Stranberg urges Swisher stockholders to reject the liquidation plan announced by the Swisher Board of Directors and contact the Swisher board directly before Friday, May 27, 2016 to ask them to delay such filing so that stockholders can determine whether to participate in the proposed tender offer.

Mr. Stranberg will seek to purchase at least 50.1% of the shares of Swisher Common Stock in the tender offer or up to 100% if holders of all issued and outstanding Common Stock of Swisher accept the offer.

The terms and conditions of the tender offer will be described in an offer to purchase and related letter of transmittal that will be mailed to Swisher stockholders once the tender offer commences. The tender offer will be subject to customary conditions, including (i) there being validly tendered and not withdrawn that number of shares of Swisher Common Stock represent at least 50.1% of the total number of then-outstanding shares calculated on a fully diluted basis, (ii) individuals designated by Mr. Stranberg having been appointed to the Board and constituting a majority of the total number of directors, and (iii) Swisher having a net asset value, defined as its total assets minus its total liabilities, of at least $22 million, or approximately $1.24 per share, at the closing of the tender.

MR. STRANBERG’S OFFER WILL NOT BE SUBJECT TO A FINANCING CONDITION.

The tender offer will be held open for at least twenty business days following its commencement, and tenders of shares must be made prior to the expiration of the tender offer period.

Contacting Swisher

Mr. Stranberg urges Swisher stockholders to reject the liquidation plan announced by the Swisher Board of Directors and contact the Swisher board directly before Friday, May 27, 2016 to ask them to delay such filing so that stockholders can determine whether to participate in the proposed tender offer. Stockholders should contact Swisher’s Board of Directors at 350 East Las Olas Boulevard, Suite 1600, Fort Lauderdale, Florida, Tel: (203) 682-8331.

Important Information About the Tender Offer

The tender offer referred to in this press release has not yet commenced. This press release does not constitute an offer to buy or solicitation of an offer to sell any securities. This press release is for informational purposes only. No offer, solicitation, purchase or sale will be made in any jurisdiction in which such an offer, solicitation, purchase or sale would be unlawful. The offer to purchase the shares of Swisher Common Stock will be made only pursuant to the offer to purchase and the related letter of transmittal, which are expected to be mailed to Swisher stockholders upon commencement of the tender offer. Swisher stockholders should read those materials and the documents incorporated therein by reference carefully when they become available, because they will contain important information, including the various terms and conditions of the tender offer. Swisher stockholders are strongly encouraged to consult their investment and tax advisors before making any decision regarding the tender of their shares. If the tender offer is commenced, a Tender Offer Statement on Schedule TO (the "Tender Offer Statement") will be filed with the Securities and Exchange Commission (the "SEC"). The Tender Offer Statement, including the offer to purchase, the letter of transmittal, and other related materials, will also be available to Swisher stockholders at no charge on the SEC's website at www.sec.gov.

Forward-looking Statements

This press release may contain forward-looking statements, including, but not limited to, statements regarding Mr. Stranberg’s offer to acquire shares of Common Stock of Swisher. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of Mr. Stranberg and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, those relating to the contemplated tender offer described in this press release, including uncertainty about the timing of the tender offer, that, if the tender offer is commenced, the conditions to closing the tender offer may not be satisfied, uncertainties as to the amount of shares that will be tendered in the tender offer and Mr. Stranberg’s ownership interest in Swisher following the tender offer, and the risk that the expected benefits to Swisher stockholders from the tender offer may not be realized or maintained. Mr. Stranberg undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.

CONTACT INFORMATION

Sloane & Company

Jaimee Pavia

212-446-1863

JPavia@sloanepr.com